Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On August 20, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC08-143

To:	CBOE Membership

From:	Office of the Chairman

Date:	August 20, 2008

Re:	Summary of the Terms of the Settlement of Exercise Right Litigation

We are pleased to announce that a definitive agreement has been reached to settle the Exercise Right litigation and that a membership vote will be held on Wednesday, September 17, 2008 on whether to approve the settlement.  In order to inform you more fully about the terms of the settlement and to answer any questions you may have, an informational membership meeting will be held in the Members’ Lounge at 9:00 a.m., Friday, August 22, 2008. In preparation for that meeting, we are providing this summary of the key settlement terms.  A copy of the complete Stipulation of Settlement also will be available on the CBOE website today.

The summary addresses the terms that management believes will be of primary interest to CBOE members and includes references to the relevant paragraphs of the Stipulation of Settlement.  It does not address every term of the Stipulation and you are encouraged to carefully review that entire document when it becomes available.

Please note that the settlement will be effective only after it has been approved by a majority vote of a quorum of CBOE voting members and after it has been finally approved by the Delaware Court, including any appeals.  If the settlement is not approved, it will be rendered null and void, and the parties will be returned to their litigation positions as they existed prior to the execution of the Stipulation.

Your Board of Directors and CBOE management believe that the proposed settlement represents a reasonable way to settle both the Delaware Exercise Right litigation and the pending appeal of the SEC’s Order approving CBOE’s interpretation of the effect of CME’s acquisition of the Board of Trade on Exercise Right eligibility.  The Board and management further believe that proceeding with the settlement is in the best interest of CBOE and its seat owners.  It avoids the uncertainty, expense and distraction of continued litigation and gives the Exchange control over the timing of its demutualization and other strategic options.  Therefore, we urge you vote to approve the settlement on September 17, 2008.

We are very pleased to have completed these settlement discussions.  We are committed to having a fully informed membership and will have as many informational meetings as necessary for this purpose.  In addition, please feel free to e-mail us with any questions or comments.

Bill Brodsky	Brad Griffith	Ed Joyce	Ed Tilly
Chairman and	Vice Chairman	President and	Executive Vice
Chief Executive Officer		Chief Operating Officer	Chairman
brodsky@cboe.com	griffith@cboe.com	joyce@cboe.com	tillye@cboe.com

Call-in details for those of you who cannot attend in person.

For members who are unable to participate in person, we have made arrangements for members only to participate by telephone.  Members may participate by calling 1-888-847-6590, passcode: Olympics, conference leader: Mike Todorofsky.  The international dial-in number is:  1-212-519-0829.  To help reduce the waiting time experienced by Members and to ensure that everyone is on line by 9:00 a.m., Members should begin calling in as early as 8:45 a.m. on the day of the meeting.  As participants dial in, they will be instructed to press the “star” (*) key and then the number “1” on their touch-tone telephone if they wish to ask a question during the meeting.  However, our telecommunications provider has also informed us that if a party is listening to the meeting on a speakerphone, and if they wish to ask a question, that party should pick-up their handset to enter “star” (*) “1” as opposed to doing so while the speakerphone is active.  It is possible that the tone would not be recognized by the system if it were being transmitted while the speakerphone was in use.  Should any member experience teleconference complications during the meeting, we ask that they please call 312-786-7898 where a teleconference administrator will be readily available to assist.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the CBOE Holdings and CBOE directors and executive officers will be available in the prospectus/proxy statement when it becomes available.

SUMMARY OF THE TERMS OF THE SETTLEMENT

OF EXERCISE RIGHT LITIGATION

The Settlement Class and Participating Settlement Class Members

The settlement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the settlement and does not have the right to pursue separate claims.  The settlement class will consist of two groups:

1.               The first group (Group A) consists of all persons who, prior to June 2, 2008, simultaneously owned or possessed at least one CBOT B-1 membership, at least one Exercise Right Privilege and at least 27,338 shares of CBOT stock or (after CME’s acquisition of CBOT) 10,251.75 shares of CME Group stock (¶¶ 30AA).  The claims of anyone falling within this class definition will be extinguished.  In order to receive a share of the settlement consideration paid to Group A, the members of Group A also must (1) own the package of three interests as of 5:00 p.m. (CT) on the 45th day after the Court grants preliminary approval of the settlement (referred to as the “Eligibility Date”), (2) continue to own that package until the date set by the Court for the hearing to determine whether the settlement will be finally approved and (3) submit a claim form and satisfy the other criteria contained in the agreement (¶ 30T).  The number of packages with respect to which a Group A class member may receive Group A settlement consideration is capped at the maximum number of packages that the person simultaneously owned or held at any time prior to June 2, 2008 (¶30Q).

2.               The second group (Group B) consists of all persons who own an Exercise Right Privilege or “ERP” as of 5:00 p.m. (CT) on the Eligibility Date and their transferees and assigns (¶ 30AA).  The claims of anyone falling within this class definition also will be extinguished.  In order to receive a payment from the Group B settlement consideration, members of Group B must submit an official claim form (¶ 30U).

An ERP may be used one time only, either as part of a package for Group A consideration or for Group B consideration, but not for both (¶ 30R).

The Financial Terms of the Settlement

Participating settlement class members will share the following settlement consideration:

1.               Participating Group A class members will share in an equity pool equal to 18% of the total common stock issued by CBOE to CBOE seat owners and class members in its demutualization transaction, subject to the “equity cap” described below (¶¶ 30CC(1), 36A).  The rights associated with the stock issued to CBOE seat owners and to participating Group A class members will be identical, except that the latter stock will be non-voting (except if CBOE were to propose to treat Group A class members differently in a merger or as otherwise required by Delaware law) unless and until there is an initial public offering of CBOE stock, at which point the stock issued to Group A class members will convert into voting stock (¶¶ 30M, 36A).

2.               Participating Group A and Group B class members will share in a cash pool equal to $300 million, subject to the “cash cap” described below (¶ 30CC(2)).

3.               The stock and the cash described above are due upon the earlier of CBOE’s demutualization and specified other equity events.  The cash component would become due if CBOE has not demutualized within one year after the final approval of the settlement, including the final resolution of any and   all appeals. (¶¶ 30C, 36A, 36D).

4.               Certain participating Group A class members will receive a payment, separate from the cash pool, equal to the amount each of those class members paid in access fees as CBOE “temporary members” from July 1, 2007 to May 31, 2008 (¶¶ 30CC(3), 36F).  The total amount of CBOE’s liability for these payments is capped at $2.8 million.

5.               Subject to SEC approval, anyone in the subset of participating Group A class members identified in the previous paragraph also will receive a payment, separate from the cash pool, equal to the access fees which that class member paid to CBOE as a “temporary member” from June 1, 2008 until CBOE’s demutualization (¶¶ 30CC(4), 36G).

6.               Prior to demutualization CBOE will not pay dividends or make other payments to CBOE seat owners as a group or repurchase membership interests from CBOE seat owners.  (¶ 42).  If seat owners receive additional consideration as a group (other than the stock they receive in the demutualization), or if any other rights are granted or retained by CBOE seat owners as a group, then the same type of consideration will be put in a pool for participating Group A class members in an amount equal to 18% of the total additional consideration paid or granted to CBOE seat owners and class members, subject to the same equity cap described below (¶ 44).

7.               CBOE will offer an opportunity to obtain a trading permit (on the same terms and conditions as are offered to CBOE seat owners) to participating Group A class members who were temporary members immediately prior to CBOE’s demutualization or to temporary members who are converted to permit holders if such a conversion occurs before demutualization (¶ 43).

8.               In setting initial post-demutualization access rates, CBOE’s Board of Directors will set those rates in good faith and at a level it believes will be in the best interest of CBOE as a whole and all of its post-demutualization shareholders (¶ 45).

9.               CBOE cannot sell the ERPs that it owns to persons attempting to become participating Group A or Group B settlement class members, and CBOE cannot participate as a class member (¶¶ 30Q, 30R).

How the Settlement Consideration will be Distributed

1.               The Equity Pool.  Each participating Group A settlement class member, for each package of the three interests that the person owns on the Eligibility Date, will receive the lesser of (a) a pro rata share of the total equity pool and (b) the number of shares equal to 50% of the amount of common stock issued to each CBOE seat owner in CBOE’s demutualization (the “equity cap”) (¶ 36A).

2.               The Cash Pool.  For each ERP that a participating Group B settlement class member owns on the Eligibility Date, that class member will receive $250,000 from the cash pool (¶ 36C).  Other than a minor payment to one of the class representatives, the remainder of the cash pool will be distributed to the participating Group A settlement class members on a pro rata basis for each package they own on the Eligibility Date, subject to a maximum payment of $600,000 for any Group A settlement unit (the “cash cap”) (¶ 36B).  CBOE will retain any portion of the cash pool that is not distributed as a result of the cash cap.

Releases and Findings Regarding the Exercise Right

1.               In the settlement agreement, the plaintiffs agree that, when the settlement becomes final, there no longer are any persons eligible to become members of CBOE pursuant to the Exercise Right and that the Exercise Right does not provide any person the right to vote, trade, or participate in CBOE’s demutualization as an exerciser member.  Upon final approval of the settlement, the Court will make a finding to that effect (¶ 33E, 38).

2.               Upon final approval of the settlement, CBOE will receive a broad, general release of claims from all plaintiffs and class members, who will be enjoined from asserting any such claims, and the appeal of the SEC’s order regarding the Exercise Right will be withdrawn (¶¶ 29, 30P, 30Y, 31, 37).

The Next Steps and the Settlement Approval Process

1.               The parties will promptly file the Stipulation of Settlement with the Court and request that the Court preliminarily approve its terms (¶ 32).

2.               If the Court grants that preliminary approval, the Court will direct that notice be provided to all potential class members, will set a date by which class members must submit any objections to the settlement, and will set a date for the settlement hearing  (¶¶ 32A, 32B, 32C).

3.               At the settlement hearing (assuming CBOE’s membership has approved the settlement), the Court will hear any objections to the settlement, will decide whether to grant final approval of the settlement and will resolve any disputes about who qualifies to be a participating settlement class member (¶ 32F).  If the Court grants final approval of the settlement, objectors would have a right to appeal that ruling to the Delaware Supreme Court.

4.               Upon final approval of the settlement, the plaintiffs will take the necessary steps to dismiss their federal appeal of the SEC Order (¶ 37).

5.               The settlement will be effective only after it has been approved by a majority vote of a quorum of CBOE voting members and after it has been finally approved by the Delaware Court, including any appeals.  If the settlement is not approved, it will be rendered null and void, and the parties will be returned to their litigation positions as they existed prior to the execution of the Stipulation (¶ 48).